EXHIBIT 99.1

NEWS RELEASE

South Bow Reports First-quarter 2025 Results and Declares Dividend

CALGARY, Alberta, May 15, 2025 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) reports its first-quarter 2025 financial and operational results and provides an update on its 2025 outlook. Unless otherwise noted, all financial figures in this news release are in U.S. dollars.

Highlights

Safety and operational performance

  Recorded first-quarter 2025 throughput of approximately 613,000 barrels per day (bbl/d) on the Keystone Pipeline, with a System Operating Factor (SOF) of 98%, and approximately 726,000 bbl/d on the U.S. Gulf Coast segment of the Keystone Pipeline System.
  Demonstrated strong project execution, completing construction of the Blackrod Connection Project’s 25-km crude oil and natural gas pipeline segments while achieving excellent safety performance. South Bow remains on schedule to complete the facility work and be ready for in-service in early 2026, with associated cash flows expected to increase through 2027.
  Subsequent to period end, responded to an oil release at Milepost 171 (MP-171) of the Keystone Pipeline near Fort Ransom, N.D., on April 8, 2025. With approval from the Pipeline and Hazardous Materials Safety Administration (PHMSA), South Bow safely restarted the pipeline late on April 15, 2025 with certain operating pressure restrictions. See “Milepost 171 incident” of this news release.

Financial performance

  Demonstrated financial resilience despite significant market volatility, owing to the Company’s highly contracted assets.
    Generated revenue of $498 million and net income of $88 million ($0.42/share).
    Recorded normalized earnings before interest, income taxes, depreciation, and amortization (normalized EBITDA)1 of $266 million. Lower demand for uncommitted capacity on South Bow’s pipeline systems resulted in an 8% decrease in normalized EBITDA from the fourth quarter of 2024.
    Delivered distributable cash flow1 of $151 million.
  Maintained total long-term debt and net debt1 outstanding of $5.7 billion and $4.9 billion, respectively, during the first quarter of 2025. The Company’s net debt-to-normalized EBITDA ratio1 was 4.6 times as of March 31, 2025.

Returns to shareholders

  Declared dividends totalling $104 million or $0.50/share to shareholders during the first quarter of 2025.
  South Bow’s board of directors approved a quarterly dividend of $0.50/share, payable on July 15, 2025 to shareholders of record at the close of business on June 30, 2025. The dividends will be designated as eligible dividends for Canadian income tax purposes.

Spinoff activities

  Implemented South Bow’s new enterprise resource planning system, marking a significant milestone in fully establishing South Bow as an independent company. Exiting the Transition Services Agreement (TSA) with TC Energy Corporation (TC Energy) continues progressing with plans to implement South Bow’s new supervisory control and data acquisition (SCADA) system in the second half of 2025.

South Bow's unaudited consolidated interim financial statements and notes (the financial statements), and management's discussion and analysis (MD&A) as at and for the three months ended March 31, 2025 are available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow’s filings with the U.S. Securities and Exchange Commission (SEC) at www.sec.gov. The disclosure under the section "Non-GAAP Financial Measures" in South Bow's MD&A as at and for the three months ended March 31, 2025 is incorporated by reference into this news release.

____________________________

1 Non-GAAP financial measure or ratio that do not have standardized meanings under generally accepted accounting principles (GAAP) and may not be comparable to measures presented by other entities. See “Non-GAAP financial measures” of this news release.

Financial and operational results

$ millions, unless otherwise noted	Three Months Ended
	Dec. 31, 2024	March 31, 2025	March 31, 2024
FINANCIAL RESULTS
Revenue	488	498	544
Income from equity investments	12	13	12
Net income	55	88	112
Per share [1]	0.26	0.42	0.54
Normalized net income [2]	112	98	114
Per share 1 2	0.54	0.47	0.55
Normalized EBITDA [2]	290	266	298
Keystone Pipeline System	250	235	277
Marketing	24	16	9
Intra-Alberta & Other	16	15	12
Distributable cash flow [2]	183	151	178
Dividends declared	104	104	—
Per share [1]	0.50	0.50	—
Capital expenditures [3]	28	32	12
Total long-term debt [4]	5,716	5,719	5,924
Net debt 2 5	4,901	4,910	5,421
Net debt-to-normalized EBITDA (ratio) 2 6	4.5	4.6	4.8
Common shares outstanding, weighted average diluted (millions) [7]	208.4	208.7	207.6
Common shares outstanding (millions) [7]	208.0	208.2	207.6

OPERATIONAL RESULTS
Keystone Pipeline SOF (%)	96	98	96
Keystone Pipeline throughput (Mbbl/d)	621	613	643
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [8]	784	726	779
Marketlink throughput (Mbbl/d)	615	549	582
  Per share amounts, with the exception of dividends, are based on weighted average diluted common shares outstanding.
  Non-GAAP financial measure or ratio that do not have standardized meanings and may not be comparable to measures presented by other entities. See “Non-GAAP financial measures” of this news release.
  Capital expenditures per the investing activities of the consolidated statements of cash flows of the financial statements.
  Total long-term debt at March 31, 2025 and December 31, 2024 includes the Company’s senior unsecured notes and junior subordinated notes. Total long-term debt at March 31, 2024 includes the Company’s long-term debt to affiliates of TC Energy.
  Includes 50% equity treatment of South Bow’s junior subordinated notes.
  South Bow expects that its net debt-to-normalized EBITDA ratio will increase modestly through the course of 2025 as the Company continues to invest in the Blackrod Connection Project and incur one-time costs of approximately $40 million to $50 million associated with the spinoff from TC Energy (the Spinoff). Consistent with the Company’s outlook on leverage, South Bow anticipates exiting 2025 with a net debt-to-normalized EBITDA ratio of approximately 4.8 times and that the Company will begin reducing its leverage once the Blackrod Connection Project starts generating cash flow in 2026.
  The common shares issued on Oct. 1, 2024 have been used for comparative periods, as the Company had no common shares outstanding prior to the Spinoff. For periods prior to Oct. 1, 2024, it is assumed there were no dilutive equity instruments, as there were no equity awards of South Bow outstanding prior to the Spinoff.
  Comprises throughput originating in Hardisty, Alta. transported on the Keystone Pipeline, and throughput originating in Cushing, Okla. transported on Marketlink for destination in the U.S. Gulf Coast.

Milepost 171 incident

  On April 8, 2025, South Bow responded to an oil release at MP-171 of the Keystone Pipeline near Fort Ransom, N.D., activating emergency response protocols and working closely with regulators, local officials, landowners, and the surrounding community. After receiving approval from PHMSA, South Bow safely restarted the pipeline late on April 15, 2025.
  PHMSA issued a Corrective Action Order (CAO) requiring South Bow to undertake corrective actions, including operating under pressure restrictions for specific segments of the pipeline. The CAO also requires a root cause failure analysis (RCFA) and metallurgical testing, which independent third parties are currently conducting. South Bow will share the findings of these investigations in the coming months.
  South Bow is actively monitoring the performance of the Keystone Pipeline to ensure safe and reliable operations and anticipates meeting its contractual throughput commitments under the CAO.
  South Bow has recovered substantially all released volumes and is progressing towards complete remediation of the site by mid-2025. Environmental remediation costs are largely expected to be recovered through the Company’s insurance policies.
  South Bow demonstrated its ability to respond quickly and return its assets to service following the incident. A core South Bow value is ‘We Are Safe’ and incident prevention on the Company’s pipeline systems is paramount.
    The Company’s integrity program is extensive, continuously and proactively incorporates new learnings and technologies, and upholds a commitment to maintaining safe operations.
    Preliminary remedial actions in response to the MP-171 incident include completion of the RCFA by third-party experts and implementation of its recommendations. South Bow will also work with its suppliers and industry experts to determine the failure mechanism. The Company expects to complete a combination of in-line inspection runs and investigative excavations to further advance its asset integrity and reliability.

Outlook

Market outlook

  Crude oil pipeline capacity in the Western Canadian Sedimentary Basin continues to exceed crude oil supply. As a result, the demand for uncommitted capacity on South Bow’s Keystone Pipeline is expected to remain low in the near term. Additionally, rapidly changing global trade policies, including tariffs, have introduced economic and geopolitical uncertainty, leading to significant volatility in commodity prices and pricing differentials.

2025 guidance

  South Bow’s guidance aims to inform readers about Management’s expectations for 2025 financial and operational results. Readers are cautioned that these estimates may not be suitable for any other purpose. See “Forward-looking information and statements” of this news release for additional information regarding factors that could cause actual events to be significantly different from those expected.

South Bow’s 2025 annual guidance is outlined below:

$ millions, except percentages	2025 Original Guidance 1 2	2025 Guidance [2]	2025 YTD Actuals
Normalized EBITDA	1,010 +/- 3%	1,010 +1% / -2%	266
Interest expense	325 +/- 2%	325 +/- 2%	83
Effective tax rate (%)	23% - 24%	23% - 24%	23%
Distributable cash flow	535 +/- 3%	535 +/- 3%	151
Capital expenditures
Growth	110 +/- 3%	110 +/- 3%	48
Maintenance [3]	65 +/- 3%	65 +/- 3%	13
  See South Bow’s March 5, 2025 news release “South Bow Reports Fourth-quarter and Year-end 2024 Results, Provides 2025 Outlook, and Declares Dividend”, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow’s filings with the SEC at www.sec.gov.
  Assumes average foreign exchange rate of C$/U.S.$1.4286.
  Maintenance capital expenditures are generally recoverable through South Bow’s tolling arrangements.

    South Bow is reaffirming its outlook for normalized EBITDA of approximately $1.01 billion in 2025, underpinned by the Company’s highly contracted cash flows and structural demand for services, including solid financial performance in the first quarter of 2025. Approximately 90% of South Bow’s normalized EBITDA is secured through committed arrangements, which carry minimal commodity price or volumetric risk.
      With market fundamentals and policy uncertainty expected to persist in the near term, and South Bow’s operational priorities in response to the MP-171 incident, the Company believes that any potential financial contributions from uncommitted capacity on the Keystone Pipeline will be limited in the near term. Accordingly, the Company is reducing the upper end of its normalized EBITDA guidance of $1.01 billion to 1%, and is increasing the lower end to -2% due to strong first-quarter 2025 performance.
      The findings of the RCFA and South Bow’s next steps in response to the MP-171 incident may further impact the Company’s financial and operational outlook for 2025.
    Normalized EBITDA for the second quarter of 2025 is expected to be approximately 7% to 8% lower than first-quarter 2025 normalized EBITDA of $266 million, with a reduced outlook for South Bow’s Marketing segment as the Company realizes losses associated with certain positions that were unwound in early 2025 in the face of pricing volatility. Additional losses associated with these positions will be recognized in the third and fourth quarters of 2025.

Capital allocation priorities

  South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company’s capital allocation priorities are built on a foundation of financial strength and supported by South Bow’s stable, predictable cash flows. South Bow’s capital allocation priorities include:
    paying a sustainable base dividend;
    strengthening the Company’s investment-grade financial position; and
    leveraging existing infrastructure within South Bow’s strategic corridor to offer customers competitive connections and enhanced optionality.

Conference call and webcast details

South Bow's senior leadership will host a conference call and webcast to discuss the Company's first-quarter 2025 results on May 16, 2025 at 8 a.m. MT (10 a.m. ET).

Date	May 16, 2025
Time	8 a.m. MT (10 a.m. ET)
Conference call link	https://register-conf.media-server.com/register/BId617246730904edb8fcd91f5711d3d01
Webcast link	https://edge.media-server.com/mmc/p/kwfa3wjm

Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

Visit www.southbow.com/investors for the replay following the event.

Non-GAAP financial measures

In this news release, South Bow references certain non-GAAP financial measures and ratios that do not have standardized meanings under GAAP and may not be comparable to similar measures presented by other entities. These non-GAAP measures include or exclude adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operational performance and liquidity of South Bow. These non-GAAP measures and non-GAAP ratios should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

South Bow’s non-GAAP financial measures and non-GAAP ratios include:

  normalized EBITDA;
  normalized net income;
  normalized net income per share;
  distributable cash flow;
  net debt; and
  net debt-to-normalized EBITDA ratio.

These measures and ratios are further described below, with a reconciliation to their most directly comparable GAAP measure.

Normalizing items

Normalized measures are, or include, non-GAAP financial measures and ratios and include normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA ratio. Management uses these normalized measures to assess the financial performance of South Bow’s operations and compare period-over-period results. During certain reporting periods, the Company may incur costs that are not indicative of core operations or results. These normalized measures represent income (losses), adjusted for specific normalizing items that are believed to be significant; however, they are not reflective of South Bow’s underlying operations in the period.

These specific items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, acquisition, integration, and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, and settlements.

South Bow excludes the unrealized fair value adjustments related to risk management activities, as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, South Bow does not consider them reflective of the Company’s underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability, as they settle in a subsequent period to the underlying transaction they are hedged against.

Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures, as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.

South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.

Normalized EBITDA

Normalized EBITDA is used as a measure of earnings from ongoing operations. Management uses this measure to monitor and evaluate the financial performance of the Company’s operations and to identify and evaluate trends. This measure is useful for investors as it allows for a more accurate comparison of financial performance of the Company across periods for ongoing operations. Normalized EBITDA represents income before income taxes, adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, and interest income.

The following table reconciles income (loss) before income taxes to normalized EBITDA for the indicated periods:

$ millions	Three Months Ended
	Dec. 31, 2024	March 31, 2025	March 31, 2024
Income before income taxes	72	114	146
Adjusted for specific items:
Depreciation and amortization	62	62	61
Interest expense	84	83	94
Interest income and other	28	(6)	(7)
Risk management instruments	57	6	—
Keystone variable toll disputes	(3)	—	—
Milepost 14 (MP-14) costs	4	—	—
Separation costs	(1)	3	4
Tariff charges	—	1	—
Keystone XL costs and other	(13)	3	—
Normalized EBITDA	290	266	298

The following table reconciles income (loss) before income taxes to normalized EBITDA by operating segment for the indicated periods:

$ millions	Three Months Ended Dec. 31, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	205	(32)	(101)	72
Adjusted for specific items:
Depreciation and amortization	59	—	3	62
Interest expense	(1)	—	85	84
Interest income and other	(1)	(1)	30	28
Risk management instruments	—	57	—	57
Keystone variable toll disputes	(3)	—	—	(3)
MP-14 costs	4	—	—	4
Separation costs	—	—	(1)	(1)
Keystone XL costs and other	(13)	—	—	(13)
Normalized EBITDA	250	24	16	290

$ millions	Three Months Ended March 31, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	175	9	(70)	114
Adjusted for specific items:
Depreciation and amortization	59	—	3	62
Interest expense	—	—	83	83
Interest income and other	(2)	—	(4)	(6)
Risk management instruments	—	6	—	6
Separation costs	—	—	3	3
Tariff charges	—	1	—	1
Keystone XL costs and other	3	—	—	3
Normalized EBITDA	235	16	15	266

$ millions	Three Months Ended March 31, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	218	9	(81)	146
Adjusted for specific items:
Depreciation and amortization	60	—	1	61
Interest expense	1	1	92	94
Interest income and other	(2)	(1)	(4)	(7)
Separation costs	—	—	4	4
Normalized EBITDA	277	9	12	298

Normalized net income and normalized net income per share

Normalized net income represents net income adjusted for the normalizing items described above and is used by Management to assess the earnings that are representative of South Bow’s operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, normalized net income provides a clearer picture of the Company's continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per share basis, normalized net income is derived by dividing the normalized net income by the weighted average common shares outstanding at the end of the period. Management believes this per share measure is valuable for investors as it provides insight into South Bow’s profitability on a per share basis, assisting in evaluating the Company's performance.

The following table reconciles net income to normalized net income for the indicated periods:

$ millions, except common shares outstanding and per share amounts	Three Months Ended
	Dec. 31, 2024	March 31, 2025	March 31, 2024
Net income	55	88	112
Adjusted for specific items:
Risk management instruments	57	6	—
Keystone variable toll disputes	(3)	—	—
MP-14 costs	4	—	—
Separation costs	27	3	4
Tariff charges	—	1	—
Keystone XL costs and other	(13)	3	—
Tax effect of the above adjustments	(15)	(3)	(2)
Normalized net income	112	98	114
Common shares outstanding, weighted average diluted (millions)	208.4	208.7	207.6
Normalized net income per share	0.54	0.47	0.55

Distributable cash flow

Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow’s capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income before income taxes, adjusted for depreciation and amortization, interest income and other, the normalizing items discussed above, and further adjusted for specific items, including income and distributions from the Company’s equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow’s tolling arrangements, and current income taxes.

The following table reconciles income before income taxes to distributable cash flow for the indicated periods:

$ millions	Three Months Ended
	Dec. 31, 2024	March 31, 2025	March 31, 2024
Income before income taxes	72	114	146
Adjusted for specific items:
Depreciation and amortization	62	62	61
Interest income and other	28	(6)	(7)
Normalizing items, net of tax [1]	34	10	3
Income from equity investments	(12)	(13)	(12)
Distributions from equity investments	20	19	20
Maintenance capital expenditures [2]	(15)	(13)	(4)
Current income tax recovery (expense)	(6)	(22)	(29)
Distributable cash flow	183	151	178
  Normalizing items per normalized EBITDA reconciliation, net of tax.
  Maintenance capital expenditures are generally recoverable through South Bow’s tolling arrangements.

Net debt and net debt-to-normalized EBITDA ratio

Net debt is used as a key leverage measure to assess and monitor South Bow's financing structure, providing an overview of the Company's long-term debt obligations, net of cash and cash equivalents. Management believes this measure is useful for investors as it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt with 50% treatment of the Company’s junior subordinated notes, operating lease liabilities, and dividends payable, less cash and cash equivalents, per the Company’s consolidated balance sheets.

Net debt-to-normalized EBITDA ratio is used to monitor South Bow’s leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.

$ millions, except ratios	Dec. 31, 2024	March 31, 2025	March 31, 2024
Long-term debt to affiliates of TC Energy	—	—	5,924
Senior unsecured notes	4,629	4,632	—
Junior subordinated notes	1,087	1,087	—
Total long-term debt	5,716	5,719	5,924
Adjusted for:
Hybrid treatment for junior subordinated notes [1]	(544)	(544)	—
Operating lease liabilities	22	21	19
Dividends payable	104	104	—
Cash and cash equivalents	(397)	(390)	(522)
Net debt	4,901	4,910	5,421

Normalized EBITDA for the trailing four quarters	1,091	1,059	1,136
Net debt-to-normalized EBITDA (ratio)	4.5	4.6	4.8
  Includes 50% equity treatment of South Bow’s junior subordinated notes.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: South Bow’s corporate vision and strategy, including its strategic priorities, its satisfaction thereof, and outlook; the Blackrod Connection Project, including in-service dates, and costs thereof; PHMSA approvals and completion of the CAO; expected interest expense and tax rate; expected capital expenditures; expected dividends; expected one-time costs relating to the Spinoff; expected shareholder returns and asset returns; demand for uncommitted capacity on the Keystone System; treatment under current and future regulatory regimes, including those relating to taxes, tariffs, and the environment; South Bow’s financial guidance for 2025 and beyond, including 2025 normalized EBITDA, 2025 interest expense, 2025 distributable cash flow, and 2025 capital expenditures; South Bow’s financial strength and flexibility; expected exit of the TSA and implementation of the SCADA system; expected receipt and sharing of investigative, root cause, and failure mechanism findings related to the MP-171 incident; expected ability to meet contractual throughput commitments on the Keystone Pipeline under the CAO; expectation that South Bow will ensure safe and reliable operations on the Keystone Pipeline; expected timing for the remediation of the MP-171 incident; potential financial contributions from uncommitted capacity on the Keystone Pipeline System; and impacts of the findings of the RCFA and response to the MP-171 incident on the financial and operational outlook.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as of the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's annual information form dated March 5, 2025, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow’s filings with the SEC at www.sec.gov.

Management approved the financial outlooks contained in this news release, including 2025 normalized EBITDA, 2025 interest expense, 2025 distributable cash flow, and 2025 capital expenditures as of the date of this news release. The purpose of these financial outlooks is to inform readers about Management’s expectations for the Company’s financial and operational results in 2025, and such information may not be appropriate for other purposes.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do – providing safe and reliable transportation of crude oil to North America's highest demand markets. Based in Calgary, Alberta, South Bow is the spinoff company of TC Energy, with Oct. 1, 2024 marking South Bow's first day as a standalone entity. To learn more, visit www.southbow.com.

Contact information

Investor Relations Martha Wilmot investor.relations@southbow.com	Media Relations Solomiya Lyaskovska communications@southbow.com